NEWS For Immediate Release




THE MANITOWOC COMPANY APPOINTS GLEN E. TELLOCK
AS VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Company Also Announces Departure of CFO Robert R. Friedl

MANITOWOC, WISCONSIN - September 7, 1999 - The Manitowoc Company, Inc. (NYSE: MTW) today announced that its board of directors has unanimously approved the appointment of vice president of finance and treasurer Glen
E. Tellock to the position of vice president and chief financial officer. Robert R. Friedl, former senior vice president and chief financial officer, has resigned to pursue new opportunities.

"The board and I are very pleased to recognize Glen's outstanding contributions to The Manitowoc Company during the past nine years with this well deserved appointment," stated president and chief executive officer Terry D. Growcock. "He has played a pivotal role in our acquisition strategy and has been instrumental in ensuring that new companies are effectively integrated into our operations."

"We would also like to extend our sincere appreciation to Bob Friedl for his many years of commitment, dedication, and outstanding contributions to the company," stated Growcock. "We wish him well in his new endeavors."

Glen E. Tellock has been vice president of finance and treasurer of The Manitowoc Company since 1998. Prior to his current position, Tellock had been Manitowoc's corporate controller since 1992. Tellock joined the company in 1991 as director of accounting. He had previously been the financial planning manager for the Denver Post Corporation and audit manager for Ernst and Whinney. A graduate of the University of Wisconsin, Tellock is a certified public accountant and holds a bachelor's degree in accounting.

The Manitowoc Company, Inc. is a leading manufacturer of ice-cube machines, ice/beverage dispensers and commercial refrigeration equipment for the foodservice industry. It is also a leading producer of lattice-boom cranes, boom trucks and related products for the construction industry and specializes in ship repair work for vessels operating on the Great Lakes.

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Company contact:

Thomas G. Musial
Telephone: 920-683-8160
Fax: 920-683-8129
E-mail: tmusial@manitowoc.com